Sonia Barros
Division of Corporation Finance
Telephone Number: (202) 551-3655
Teleeopier Number: (202) 772-9217

Neuralstem, Inc.
Amendment No. 4 to Registration Statement on Form SB-2,
Filed August 22, 2006
File No. 333-132923

Dear Ms. Barros:

We are submitting this letter in response to your comments of August 24, 2006, along with the Amended Form SB-2 for Neuralstem, Inc. This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Financial Information

Report of Independent Registered Public Accounting Firm. page F-1

1.
Although you represent in response to our previous comment five that your auditor has modified his consent it does not appear that you have filed this consent. Please file your auditor's consent and ensure that it is currently dated and that it references the appropriate dual dating of his audit report.

Response:    We have filed the updated consent.

Preferred Series C Stock. vane F-1 1

2.
The sentence you highlight in response to our previous comment seven indicates that you believe that your decision to forge the cash consideration related to the options enticed the noteholders to convert their notes. This sentence does not explain why you were willing to forgo $5 million in cash consideration upon option exercise to entice the noteholders to convert only approximately $1.5 million in notes. Please revise your disclosure here and in MD&A to clearly indicate your business reason for enticing conversion by forgoing $5 million in potential cash proceeds.

Response:    We have added the following discloser to both the financial section and MD&A. “The business purpose for us offering the inducement was: (i) to decrease our liabilities in order to facilitate our ability to raise capital; and (ii) to avoid any possible default of the notes as we did not have sufficient cash to repay the notes.

Interim Financial Statements. page F- 17

Statements of Operatings, page F-18

3.  Please revise your presentation and disclosure to address the following comments:

a.	Please move your revenue amounts from your operating expenses line item to the revenues line item.

Response:    As requested, we have move the revenue amounts from our operating expense line item to the revenues line item.

b.
Please clarify whether the three-month periods presented are March or June. It appears from the revenue line that the three-month periods may be June as the six-month revenue amounts appear to equal the sum of the three-month revenues presented here plus those from your March disclosures in your third amendment.

Response:    We have corrected the three months periods header to reflect June since the figures in this column truly are three months ended June 30, 2006.

c.
If you intend to present the three-month periods ended June 30, please ensure that your six-month numbers equal the totals of your first quarter results, as previously disclosed adjusted for your correction of the registration rights liability in response to our previous comment 10e, and your second quarter results. In this regard for example, it appears that the total of the first quarter 2006 research and development costs presented in your third amendment of $305,513 plus the $474,593 disclosed here, presumably for the second quarter of 2006, does not equal the six-month total presented of $824,592. Otherwise, please disclose why you apparently changed your first quarter results as reported in your third amendment.

Response:    The three and six months ended June 30, 2006 do include adjustments made to the first quarter as result from the last round of review comments from the SEC’s office.

d.
Please ensure that the numbers you present foot. In this regard, it appears that the operating and net losses presented for the three-month period in 2005 are the same as those disclosed in your third amendment, even though your revenues and total operating expenses have changed.

Response:    We have revised the operating loss amount within the three months ended June 30, 2005 to ensure proper footing.

e.
Please revise your weighted-average shares outstanding for the two periods presented in 2005. Otherwise, please explain to us why these amounts are the same as the first quarter 2005 shares presented in your third amendment when you disclose on page II-2 that your preferred shares converted into common shares early in 2005.

Response:    We have revised our weighted average shares. However upon further review, there were no shares issued during the first six months in 2005. Accordingly, the weighted average shares used in the three and six months June 30, 2005, will be that of the shares outstanding at December 31, 2004.

Note 4: Warrant liability and common stock payable, page F-22

4.
Please revise your disclosure added in response to our previous comment 10 to clearly indicate where in your statement of operations you recorded the $29,815 penalty for common stock and warrants issued under your registration rights agreement.

Response:    As requested, we have revised our disclosure to indicate where we reported the $29,815 penalty within the statements operations.